

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-mail
Michael J. Ulrich
Trustee
Whiting USA Trust II
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Suite 500
Austin, TX 78701

Via E-mail
James J. Volker
Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway
Suite 2300
Denver, CO 80290-2300

> **Re:** **Whiting USA Trust II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-178586**
>
> **Whiting Petroleum Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 30, 2012**
> **File No. 333-178586-01**

Dear Messrs. Ulrich and Volker:

We have reviewed your registration statements and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 and Form S-3

Prospectus Summary

1.   We note your response to comment 6 from our letter dated January 20, 2012. Please revise your filing to include the information presented in your response.

Projected Cash Distributions, page 37

2.   We note your response to comment 11 from our letter dated January 20, 2012. Please expand the table on page 38 to disclose the oil and gas sales volumes and sales price for each of the prior periods, comparable to the information provided in the projected cash distributions table on page 41.

Sensitivity of Projected Cash Distributions to Oil, Natural Gas and Natural Gas Liquids Production and Prices, page 44

3.   We note your response to comment 13 from our letter dated January 20, 2012. Please revise your filing to include the information presented in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. John K. Wilson, Esq.